                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)


                                  S2 Golf Inc.
                                  ------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                  784850 10 9
                              ----------------------------
                                 (CUSIP Number)

                               Richard M. Maurer
                        Maurer Ross & Co., Incorporated
                                 Suite 16 South
                              Three Gateway Center
                         Pittsburgh, Pennsylvania 15222
                                (412) 392-2350
                               -----------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 18, 1998
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1. Name of Reporting Person: Wesmar Partners Limited Partnership I.R.S. Identification No.: 25-1710943

2.   Check the Appropriate Box if a Member of a Group  (a)  [_]
                                                       (b)  [_]
3.   SEC Use Only

4.   Source of Funds:       N/A

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [_]

6.   Citizenship or Place of Organization:  United States

Number of               7.  Sole Voting Power:             - 0 -
 Shares
Beneficially            8.  Shared Voting Power:           1,399,096
 Owned by
  Each                  9.  Sole Dispositive Power:        - 0 -
Reporting
 Person                10.  Shared Dispositive Power:      1,399,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                     1,399,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                               [_]

13.  Percent of Class Represented by Amount in Row (11):   63.1%

14.  Type of Reporting Person:  PN

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  MR & Associates
     I.R.S. Identification No.:  23-2377917

2.   Check the Appropriate Box if a Member of a Group  (a)  [_]
                                                       (b)  [_]
3.   SEC Use Only

4.   Source of Funds:       N/A

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [_]

6.   Citizenship or Place of Organization:  United States

Number of                7.  Sole Voting Power:             - 0 -
 Shares
Beneficially             8.  Shared Voting Power:           1,399,096
 Owned by
  Each                   9.  Sole Dispositive Power:        - 0 -
Reporting
 Person                 10.  Shared Dispositive Power:      1,399,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                      1,399,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [_]

13.  Percent of Class Represented by Amount in Row (11):    63.1%

14.  Type of Reporting Person:  PN

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  Maurer Ross & Co., Incorporated
     I.R.S. Identification No.:  23-2377926

2.   Check the Appropriate Box if a Member of a Group  (a)  [_]
                                                       (b)  [_]
3.   SEC Use Only

4.   Source of Funds:       N/A

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [_]

6.   Citizenship or Place of Organization:  United States

Number of            7.  Sole Voting Power:                 - 0 -
 Shares
Beneficially         8.  Shared Voting Power:               1,399,096
 Owned by
  Each               9.  Sole Dispositive Power:            - 0 -
Reporting
 Person             10.  Shared Dispositive Power:          1,399,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                      1,399,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [_]

13.  Percent of Class Represented by Amount in Row (11):    63.1%

14.  Type of Reporting Person:  CO

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  Robert L. Ross

2.   Check the Appropriate Box if a Member of a Group  (a)  [_]
                                                       (b)  [_]

3.   SEC Use Only

4.   Source of Funds:       OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [_]

6.   Citizenship or Place of Organization:  United States

Number of           7.  Sole Voting Power:                  52,000
 Shares
Beneficially        8.  Shared Voting Power:                1,399,096
 Owned by
  Each              9.  Sole Dispositive Power:             52,000
Reporting
 Person            10.  Shared Dispositive Power:           1,399,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                      1,451,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [_]

13.  Percent of Class Represented by Amount in Row (11):    64%

14.  Type of Reporting Person:  IN

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  Richard M. Maurer

2.   Check the Appropriate Box if a Member of a Group  (a)  [_]
                                                       (b)  [_]

3.   SEC Use Only

4.   Source of Funds:       OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [_]

6.   Citizenship or Place of Organization:  United States

Number of             7.  Sole Voting Power:                50,000
 Shares
Beneficially          8.  Shared Voting Power:              1,401,096
 Owned by
  Each                9.  Sole Dispositive Power:           50,000
Reporting
 Person              10.  Shared Dispositive Power:         1,401,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                      1,451,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [_]

13.  Percent of Class Represented by Amount in Row (11):    64%

14.  Type of Reporting Person:  IN

          This statement amends Items 3, 5, 6 and 7 of the Amendment No. 1 to the Schedule 13D of Wesmar Partners Limited Partnership, MR & Associates, Maurer Ross & Co., Incorporated, Robert L. Ross and Richard M. Maurer (collectively the "Reporting Persons") filed March 4, 1998 (the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds and Other Consideration.

          As previously reported, as of October 1, 1997, the Company granted to MR & Associates an immediately exercisable option to purchase 100,000 shares of Common Stock (the "MR & Associates Option") in consideration for MR & Associates' provision of services to the Company. Such option was intended to be granted as an option to purchase 50,000 shares of Common Stock to each of Robert L. Ross and Richard M. Maurer in recognition of their services to the Company. On March 18, 1998, the Company's Board of Directors amended the MR & Associates Option to reflect that the grant of such option was a grant of an option to purchase 50,000 shares of Common Stock to each of Messrs. Ross and Maurer. No other terms of the MR & Associates Option were changed. Messrs. Ross and Maurer are directors, officers and the principal shareholders of Maurer Ross & Co., Incorporated, the sole general partner of MR & Associates.

Item 5.  Interest in Securities of Issuer.

          The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding on March 18, 1998 as provided by the Company.

          Wesmar is the record and beneficial owner of 1,399,096 shares of Common Stock representing approximately 63.1% of the Common Stock outstanding. Each of the other Reporting Persons may be deemed to beneficially own and to share voting and dispositive power with Wesmar with respect to such 1,399,096 shares. Landmark Equity Partners III, L.P., a Delaware limited partnership and the sole limited partner of Wesmar, has the right to receive dividends from, and the proceeds from the sale of, a portion of the shares owned by Wesmar.

          Robert L. Ross, a director and executive officer of Maurer Ross & Co., beneficially owns and has sole voting and dispositive power with respect to 2,000 shares of Common Stock representing approximately 0.1% of the Common Stock outstanding, and he holds a currently exercisable option to purchase 50,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 2.2% of the Common Stock outstanding assuming that the 50,000 shares of Common Stock issuable upon exercise of the option are currently issued and outstanding.

          Richard M. Maurer, a director and executive officer of Maurer Ross & Co., indirectly beneficially owns and shares voting and dispositive power with respect to 2,000 shares of Common Stock representing approximately 0.1% of the Common Stock outstanding. Such shares are held by two trusts of which Mr. Maurer is a co-trustee. The other co-trustee (the "Co-Trustee") shares voting and dispositive power with respect to, and has the right to direct receipt of dividends from and the proceeds from the sale of, the 2,000 shares of Common Stock held by the trusts. Information concerning the Co-Trustee is set forth on Schedule I of the
Schedule 13D. Mr. Maurer also holds a currently exercisable option to purchase 50,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 2.2% of the Common Stock outstanding assuming that the 50,000 shares of Common Stock issuable upon exercise of the option are currently issued and outstanding.

          Other than the amendment to the MR & Associates Option described in
Item 3, no transactions in Common Stock were effected during the past 60 days by any Reporting Person or by any person named in Item 2 of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Wesmar and the Company are parties to a Stock Option Agreement dated as of February 29, 1988 pursuant to which the Company has granted Wesmar certain rights to require the Company to register shares of Common Stock owned by Wesmar under the Securities Act of 1933, as amended, for public offering and sale. As discussed in Items 3 and 5, each of Robert L. Ross and Richard M. Maurer holds a currently exercisable option to purchase 50,000 shares of Common Stock at an exercise price of $3.0625 per share.

Item 7.  Material to be filed as Exhibits.

A.       Agreement pursuant to Rule 13d-1(k).

Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              WESMAR PARTNERS

                              By:  MR & Associates, its General Partner

                                    By:  Maurer Ross & Co., Incorporated, its
                                         General Partner

       April 13, 1998               By:  /s/ Richard M. Maurer, President
    ---------------------                ----------------------------------
            Date

                              MR & ASSOCIATES

                              By: Maurer Ross & Co., Incorporated, its General Partner

        April 13, 1998              By:  /s/ Richard M. Maurer, President
    ---------------------                ----------------------------------
            Date

                              MAURER ROSS & CO., INCORPORATED

         April 13, 1998             By:  /s/ Richard M. Maurer, President
    ----------------------              ----------------------------------
            Date



         April 13, 1998             /s/ Richard M. Maurer
    ----------------------          -----------------------
            Date                    Richard M. Maurer



         April 13, 1998             /s/ Robert L. Ross
    -----------------------         --------------------
            Date                    Robert L. Ross

                                   Exhibit A


     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                              WESMAR PARTNERS

                              By:  MR & Associates, its General Partner

                                    By:  Maurer Ross & Co., Incorporated, its
                                         General Partner

        April 13, 1998              By:  /s/ Richard M. Maurer, President
    ---------------------                ----------------------------------
            Date

                              MR & ASSOCIATES

                              By:  Maurer Ross & Co., Incorporated, its General
                                    Partner

        April 13, 1998              By:  /s/ Richard M. Maurer, President
    ---------------------                ----------------------------------
            Date

                              MAURER ROSS & CO., INCORPORATED

        April 13, 1998            By:  /s/ Richard M. Maurer, President
    ----------------------           ----------------------------------
            Date



        April 13, 1998            /s/ Richard M. Maurer
    ----------------------        -----------------------
            Date                  Richard M. Maurer



        April 13, 1998            /s/ Robert L. Ross
    -----------------------       --------------------
            Date                  Robert L. Ross